SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated May 14, 2003

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

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                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):]

                                 Yes       No  X
                                     ---      ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated May 13, 2003 announcing the appointment of Carlo Ferro as Corporate Vice President - Chief Financial Officer.


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                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                               COMUNICATO STAMPA
                               PRESSE INFORMATION


PR No. C1309H




                             Carlo Ferro Appointed
               Corporate Vice President, Chief Financial Officer
                               STMicroelectronics


Geneva, May 13, 2003 - STMicroelectronics (NYSE: STM) has announced the appointment of Carlo Ferro as Corporate Vice President - Chief Financial Officer, reporting directly to Pasquale Pistorio, President and Chief Executive Officer. As previously announced, at the Q4 and full-year 2002 results announcement, Carlo Ferro succeeds Maurizio Ghirga who is retiring after a long and successful career with ST, having held the position of Chief Financial Officer since the Company's formation in 1987.

Mr. Ferro, 42, a Swiss and Italian citizen and a Certified Public Accountant, has served alongside Mr. Ghirga as Deputy Chief Financial Officer for the past twelve months in order to ensure continuity when taking over as Chief Financial Officer. Ferro joined ST in June 1999 as Group Vice President, Corporate Finance, responsible for overseeing finance and accounting for all the Company's worldwide affiliates, and managing corporate financial functions.

Prior to joining ST, Mr. Ferro's business experience has been one of increasing financial responsibility across a number of industries. From 1992 to 1996, he was Corporate Development Director with Finmeccanica, the leading Italian high-tech engineering and manufacturing group and a shareholder of ST. In this capacity he contributed in the Company's Initial Public Offering on the New York Stock Exchange (NYSE), in November 1994. In 1996, Mr. Ferro joined Elsag Bailey Process Automation, a Dutch-incorporated and NYSE-listed Company with worldwide operations. Initially appointed as Vice President Strategic Planning, he was subsequently promoted to Vice President Planning and Control and Principal Financial Officer, continuing in that position until pursuing his career with ST.

Commenting on the appointment, Pasquale Pistorio, President and CEO of STMicroelectronics, said, "Carlo's extensive financial experience and background have prepared him well for this demanding role. His proven capabilities in accounting, internal controls, capital markets, and general management, as well as his strong drive, make him the ideal person to lead our financial organization in the future for the Company's success. We

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look forward to his continued contributions, while thanking Maurizio Ghirga for the invaluable service he has given to the Company's success, since its very birth."

"This is a challenging time to become CFO of a corporation listed on three stock exchanges," said Carlo Ferro. "Indeed, I am very comfortable taking over because the culture of corporate integrity and fair disclosure to shareholders are key values in ST's culture and are part of our DNA. I am taking over a 'golden' legacy of a solid accounting infrastructure and processes coupled with an outstanding team; the capital structure of the Company is extremely healthy and solid. These features will constitute a precious tool in my commitment to contribute to the Company's continued success, and in serving our shareholders."



About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company's net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com



For further information please contact:

Media Relations                            Investor Relations

Maria Grazia Prestini                      Benoit de Leusse
Director, Corporate Media Relations        Investor Relations Manager, Europe
STMicroelectronics                         STMicroelectronics
Tel: +41.22.929.6945                       Tel: +33.4.50.40.24.30

Lorie Lichtlen / Nelly Dimey               Nicole Curtin / Jean-Benoit Roquette
Financial Dynamics                         Financial Dynamics
Paris Tel: +33.1.47.03.68.10               Paris Tel: +33.1.47.03.68.10

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2003                         STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer